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SECU[barcode]MISSION

04018117

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 26 2004 WASH., D.C. PROCESSING

SEC FILE NUMBER
8- 50286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRATTAN FINANCIAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8814 E. HUNTINGTON DRIVE

(No. and Street)

SAN GABRIEL (City) CA (State) 91775-1271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGENE M. GRATTAN 626-451-0840 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, WEIL & ASSOCIATES LAWRENCE LICHTER, CPA

(Name – *if individual, state last, first, middle name*)

9191 TOWNE CENTRE DRIVE, SUITE 406 (Address) SAN DIEGO (City) CA (State) 92122 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGENE M. GRATTAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRATTAN FINANCIAL SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE SANFORD
Commission # 1431995
Notary Public - California
Los Angeles County
My Comm. Expires Jul 29, 2007

Signature

PRINCIPAL/PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRATTAN FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Grattan Financial Securities, Inc.
Los Angeles, California

We have audited the accompanying statements of financial condition of Grattan Financial Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the representations of Grattan Financial Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grattan Financial Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

San Diego, California
February 19, 2004

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current Assets		
Cash	$20,904	$67,667
Receivable from brokers and dealers	2,431	38,838
Receivable, officer	1,035	1,035
Receivable, related party	68,901	31,249
Other receivable	28,487	12,768
Investment	3,300	3,300
Total Current Assets	125,058	154,857
Fixed Assets		
Property and equipment, net of accumulated depreciation of $27,090 and $21,641, respectively	2,281	7,730
Total Fixed Assets	2,281	7,730
Other Assets		
Intangible assets, net	11,250	0
Deposits	25,000	25,000
Total Other Assets	36,250	25,000
Total Assets	$163,589	$187,587

LIABILITIES and STOCKHOLDERS' EQUITY

	2003	2002
Current Liabilities		
Accounts payable	$29,430	$44,190
Accrued expenses	5,500	5,500
Payroll taxes payable	908	(177)
Income tax payable	7,280	20,782
Total Current Liabilities	43,118	70,295
Stockholders' Equity		
Common stock, 100,000 shares authorized, 20,000 shares issued and outstanding, $1 par	20,000	20,000
Additional paid in capital	42,843	42,843
Retained earnings	57,628	54,449
Total Stockholders' Equity	120,471	117,292
Total Liabilities and Stockholders' Equity	$163,589	$187,587

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue		
Commissions and fees	$818,824	$893,762
Total Revenue	818,824	893,762
Expense		
Commissions	488,298	488,837
Insurance	25,972	21,927
Professional services	37,706	42,996
Clearing charges	27,244	38,787
License and permits	7,702	2,899
Employee compensation and benefits	138,277	196,856
Rent	12,000	12,000
Other expenses	50,238	52,456
Total Expenses	787,437	856,758
Total Other (Income) and Expense		
Interest income	(276)	(2,663)
Other income	(5,064)	(61,000)
Bad debt	25,625	7,337
Interest expense	424	619
Depreciation and amortization expense	6,699	6,700
Total Other (Income) and Expense	27,408	(49,007)
INCOME BEFORE PROVISION FOR INCOME TAXES	3,979	86,011
Income tax provision	800	22,558
NET INCOME (LOSS)	$3,179	$63,453

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$3,179	$63,453
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	6,699	6,700
Decrease (Increase) in receivable from Brokers and Dealers	36,407	(19,237)
Decrease (Increase) in officer receivable	0	5,404
Decrease (Increase) in related party receivable	(37,652)	(31,249)
Decrease (Increase) in other receivable	(15,719)	(12,768)
Decrease (Increase) in prepaid taxes	0	1,033
(Decrease) Increase in accounts payable	(14,760)	30,908
(Decrease) Increase in accrued expenses	0	(6,942)
(Decrease) Increase in loan payable	0	(23,416)
(Decrease) Increase in payroll tax payable	1,085	(4,386)
(Decrease) Increase in income tax payable	(13,502)	20,782
Total Adjustments	(37,442)	(33,171)
Net cash provided by (used in) operations	(34,263)	30,282
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of intangible asset	(12,500)	0
Net cash (used in) investing activities	(12,500)	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Additions to paid in capital	0	20,000
Net cash used in investing activities	0	20,000
Net change in cash	(46,763)	50,282
Cash at beginning of period	67,667	17,385
Cash at end of period	$20,904	$67,667
Supplemental cash flows disclosures:		
Income taxes paid	$14,302	$3,040
Interest Paid	$424	$619

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Common stock		
Balance at beginning of year	$20,000	$20,000
Purchases	0	0
Sales	0	0
Balance at end of year	$20,000	$20,000
Additional paid in capital		
Balance at beginning of year	$42,843	$22,843
Contributions	0	20,000
Balance at end of year	$42,843	$42,843
Retained earnings		
Balance at beginning of year	$54,449	($9,004)
Net income (loss)	3,179	63,453
Balance at end of year	$57,628	$54,449
Total Stockholders' Equity	$120,471	$117,292

GRATTAN FINANCIAL SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer and is a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the business day following the transaction date.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers, as well as the general stability of the economies in the markets in which it operates significantly mitigates the risk of a severe impact occurring in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Advertising Costs
The company expenses advertising costs in full as incurred. During the year ended December 31, 2003 and 2002, the Company had advertising costs of $7,283 and $9,793, respectively.

Note B - Accounting Policies (continued)

Investments

In accordance with generally accepted accounting principles and those certain pronouncements as issued by the American Institute of Certified Public Accountants, investments in marketable securities with readily determinable fair values are recorded at fair market value.

Receivable from Brokers and Dealers

All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

Customer Transactions

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

GRATTAN FINANCIAL SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

Note C - Cash

The Company maintains its cash balances at a bank located in Los Angeles, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2003 and 2002 there were no uninsured portions of the balances held at the bank.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2003 and 2002, the Company had net capital requirements of $5,000 and net capital of approximately $5,217 and $61,210 respectively.

Note E – K (2) (ii) Exemption

The Company relied on Section K (2) (ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Furniture and Equipment

	2003	2002
Equipment	$29,371	$ 29,371
Less: Accumulated Depreciation	(27,090)	(21,641)
Net Fixed Assets	$ 2,281	$ 7,730

Note G – Income Tax provision

As of December 31, 2003, the Company has made a $0 Federal and an $800 California State Income Tax Provision.

Note H – Related Party Transactions

As of December 31, 2003 and 2002 the Company had a receivable from a corporation, which is wholly owned by one of the majority owners of Grattan Financial Securities, Inc., for services provided and expenses paid on behalf of the corporation in the amount of $68,901 and $31,249 respectively.

During the year ended December 31, 2000 the Company entered into a lease agreement for office space from one of the majority owners. The terms of the lease call for monthly payments of $1,000 for the period August 1, 2002 to July 31, 2005. During 2003 and 2002 the Company paid total rent to this individual of $8,000 and $3,000 respectively and had recorded an accrued liability of $4,000 as of December 31, 2003 and $9,000 as of December 31, 2002.

As of December 31, 2003 and 2002 the Company had an advance receivable from one of the majority owners of $1,035.

Note I – Litigation

Lambert – A former client has filed a claim against the Company and their former associate for restitution of the principal amount invested by the customer, related fees, charges and premiums. The Company believes it has meritorious defenses to the customer's demand and intends to defend itself vigorously. Legal counsel believes that there will be some liability against the Company, but is unable to estimate the amount of any loss at this time.

Rock – A former client has filed a claim against the Company and their former associate for restitution of the principal amount invested by the customer, related fees, charges and premiums. The Company believes it has meritorious defenses to the customer's demand and intends to defend itself vigorously. Legal counsel believes that there will be some liability against the Company, but is unable to estimate the amount of any loss at this time.

Guild - A former client has filed a claim against the Company for restitution of the principal amount invested by the customer not more than $180,000. The claim was settled for $80,000 on September 11, 2003. The Company's insurance provider paid $50,000 and the balance was paid in September 2003.

Note I – Litigation (continued)

Kotrozo – The Company has filed with the NASD and SEC a possible violation of the securities laws and federal court injunction by a former employee of a former registered representative of the Company. The Company is fully cooperating with the NASD and SEC in their investigations of these and related matters. The Company has been cleared by the NASD. While it is possible that the NASD and SEC may seek to discipline the Company. Legal counsel believes that there may be some liability against the Company, but is unable to estimate the amount of any liability at this time. If any determination amount was made against the Company, the Company believes that it has meritorious defenses against any actions and would defend itself vigorously.

SUPPLEMENTAL SCHEDULES

GRATTAN FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003 AND 2002

SCHEDULE I

	2003	2002
EQUITY	$120,471	$117,292
Less Non Allowable Assets		
Other Receivables	98,423	45,052
Intangible asset (net of amortization)	11,250	0
Furniture and Fixtures (net of depreciation)	2,281	7,730
Total Non Allowable Assets	111,954	52,782
Net capital before haircuts	8,517	64,510
(Increase) Decrease in Hair Cuts or Undue Concentration	3,300	3,300
NET CAPITAL	$5,217	$61,210
Total Liabilities	43,118	70,295
Aggregated Indebtedness	43,118	70,295
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	2,876	4,689
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	217	56,210
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$905	$54,180

GRATTAN FINANCIAL SECURITIES, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2003 AND 2002

SCHEDULE II

	2003	2002
NET CAPITAL PER FOCUS II REPORT	$39,428	$88,448
Increase (Decrease) in Income due to audit adjustments	59,441	(6,860)
(Increase) Decrease in non allowable assets	(90,352)	(17,078)
(Increase) Decrease in Hair Cuts Undue Concentration	(3,300)	(3,300)
NET CAPITAL	$5,217	$61,210
RECONCILIATION OF AUDIT ADJUSTMENTS:		
Adjustments to receivable	$8,647	$19,093
Ajustment to related party receivable	52,299	0
Adjustments to intangible asset	(1,250)	0
Adjustments to other receivable	28,487	829
Adjustments to fixed assets	(5,449)	(8,909)
Adjustments to accruals	(2,250)	3,942
Adjustments to payables	(2,430)	0
Adjusments to payroll taxes payable	(431)	0
Adjusments to taxes payable	(18,182)	(21,815)
Increase (Decrease) in income due to audit adjustments	$59,441	($6,860)

See Accompanying Notes and Auditor's Report

GRATTAN FINANCIAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C-3-3
DECEMBER 31, 2003 AND 2002

Schedule III

Grattan Financial Securities, Inc. relies on Section K (2) (ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
Grattan Financial Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Grattan Financial Securities, Inc. as of December 31, 2003, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Weil & Associates

San Diego, California
February 19, 2004